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October 9, 2018

Via FedEx and EDGAR

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549

RE:	Baker Hughes, a GE company

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 23, 2018

File No. 1-38143

Dear Mr. Hiller:

We are writing in response to the comment received from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") by letter dated September 27, 2018 (the "Comment Letter") with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on February 23, 2018 (the "Form 10-K"), of Baker Hughes, a GE company (the "Company" or "BHGE"). The comment and the Company’s response is set forth below.

Form 10-K for the Fiscal Year ended December 31, 2017

Financial Statements

Notes to Consolidated and Combined Financial Statements

Note 15 - Segment Information, page 91

1. Tell us what consideration you have given to providing disclosure of revenue by product and service or each group of similar products and services as required by FASB ASC 280-10-50-40. In this regard we note your disclosure on pages three to five of the various products and services offered by your segments.

The Company acknowledges that it provides a list of the nature of products and services that are offered by each segment within the “Item 1. Business” section of the Form 10-K on pages three to five. This is presented to provide the user with a comprehensive understanding of the breadth of the Company's capabilities and product offerings.

The Company respectfully believes that by disclosing revenue for each of its four segments, which are made up of a similar group of products and services, we have met the requirement of ASC 280-10-50-40. We believe ASC 280-10-50-38 allows companies that have similar products and services within each segment to limit disclosure to revenues at the segment level. In reaching this conclusion, we considered the guidance related to the segment aggregation criteria in ASC 280-10-50-11.

When determining whether the products and services are similar within each segment, we considered, among other things, their nature and use, their customers, supply chain and production processes, distribution methods, and economic drivers for the products and services within each segment. Within each of our segments, the economic drivers are similar and include, but are not limited to, customer spending, current and future expectations of oil and natural gas prices, and hydrocarbon demand and supply. In addition, the class of customers are similar as the majority of the customers for our products and services in each of our segments include major multinational, independent and national, or state-owned oil companies.

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Examples of other considerations by each segment are provided below:

•	Oilfield Services (OFS): Provides products and services for onshore and offshore operations across the lifecycle of a well. OFS provides solutions to customers through integrated offerings across multiple products and services, and execution is performed through similar supply chain and manufacturing processes.

•	Oilfield Equipment (OFE): Provides a portfolio of subsea products and services required to facilitate the flow of hydrocarbons from the subsea wellhead to the surface production facilities. In support of the production processes, OFE utilizes an integrated supply chain and the production for most of its products are operated from a select few facilities.

•	Turbomachinery & Process Solutions (TPS): Provides a portfolio of products and services that integrate gas turbines and compressors, as well as provide ancillary products and services, primarily in natural gas and downstream applications. The majority of the critical relevant technologies, intellectual property, and manufacturing capabilities are shared across the TPS segment.

•	Digital Solutions (DS): Provides hardware, data and application support for installed equipment as well as for optimizing service and process offerings. We operate DS as a collective unit to provide a holistic service for our customers. DS utilizes proprietary systems and a variety of knowledge across platforms, which enables us to share knowledge across the segment and deliver a similar service to our customers.

Based on the consideration of the factors described above, we believe that by disclosing revenue in our four segments, which are made up of a similar group of products and services, that we have met the requirement of FASB ASC 280-10-50-40. In addition, because of these similarities, we do not believe that further product line disaggregation of revenue would provide additional insights to the users of our financial statements.

The Company respectfully believes it has appropriately responded to the Staff’s comment contained in the Staff’s letter dated September 27, 2018. Please do not hesitate to call me at (713) 879-3524 or contact me by email at Kurt.Camilleri@bhge.com with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.

Sincerely yours,

/s/ Kurt Camilleri

Kurt Camilleri

Baker Hughes, a GE company

Vice President, Controller and Chief Accounting Officer

CC:	Lily Dang, Securities and Exchange Commission

Marc Wojciechowski, Securities and Exchange Commission

Brian Worrell, Chief Financial Officer

William D. Marsh, Chief Legal Officer

Lee Whitley, Associate General Counsel and Corporate Secretary

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